Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER 2023 RESULTS

•	Sales increased 15% to $10.7 billion, compared to a global light vehicle production increase of 4%
•	Diluted earnings per share were $1.37
•	Adjusted diluted earnings per share increased 33% to $1.46
•	Raised Outlook for Adjusted EBIT Margin and Adjusted Net Income attributable to Magna, including UAW strike impact

AURORA, Ontario, November 3, 2023 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2023.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2023	2022	2023	2022
Reported

Sales	$10,688	$9,268	$32,343	$28,272

Income from operations before income taxes	$538	$400	$1,296	$732

Net income attributable to Magna International Inc.	$394	$289	$942	$497

Diluted earnings per share	$1.37	$1.00	$3.29	$1.70

Non-GAAP Financial Measures(1)

Adjusted EBIT	$615	$452	$1,680	$1,341

Adjusted diluted earnings per share	$1.46	$1.10	$4.15	$3.29

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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“We continue to execute across all segments of our business through a combination of launching new programs, working to offset inflationary pressures, reducing expenses, and optimizing our cost structure. Our raised Outlook reflects our relentless focus on delivering short- and long-term margin expansion and increased returns on investment.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

THREE MONTHS ENDED SEPTEMBER 30, 2023

We posted sales of $10.7 billion for the third quarter of 2023, an increase of 15% over the third quarter of 2022, which compares to global light vehicle production that increased 4%, including 7% and 14% higher production in North America and Europe, respectively, and 2% lower production in China. Excluding the impact of foreign currency translation and acquisitions net of divestitures, sales increased 10%, largely reflecting the launch of new programs and higher global light vehicle production.

Adjusted EBIT increased to $615 million in the third quarter of 2023 compared to $452 million in the third quarter of 2022. Our ongoing focus on operational excellence and cost initiatives helped drive strong earnings on higher sales. In addition, the Adjusted EBIT increase mainly reflected higher customer recoveries net of production input costs and productivity and efficiency improvements, including lower costs at previously underperforming facilities, partially offset by the net unfavourable impact of commerical items, and acquisitions, net of divestitures.

Income from operations before income taxes increased to $538 million for the third quarter of 2023 compared to $400 million in the third quarter of 2022. Included in income from operations before income taxes were other (income) expense, net items and amortization of acquired intangibles totaling $28 million and $34 million in the third quarters of 2023 and 2022, respectively. Excluding other (income) expense, net and amortization of acquired intangibles from both periods, income from operations before income taxes increased $132 million in the third quarter of 2023 compared to the third quarter of 2022.

Net income attributable to Magna International Inc. was $394 million for the third quarter of 2023 compared to $289 million in the third quarter of 2022. Included in net income attributable to Magna International Inc. were other (income) expense, net items and amortization of acquired intangibles totaling $25 million after tax and income attributable to non-controlling interests in the third quarter of 2023, compared to $28 million after tax and income attributable to non-controlling interests in the third quarter of 2022. Excluding other (income) expense, net and amortization of acquired intangibles after tax from both periods, net income attributable to Magna International Inc. increased $105 million in the third quarter of 2023 compared to the third quarter of 2022.

Diluted earnings per share was $1.37 in the third quarter of 2023, compared to $1.00 in the comparable period. Adjusted diluted earnings per share was $1.46 compared to $1.10 for the third quarter of 2022.

In the third quarter of 2023, we generated cash from operations before changes in operating assets and liabilities of $797 million and used $24 million in operating assets and liabilities. Investment activities for the third quarter of 2023 included $630 million in fixed asset additions, $176 million in investments, other assets and intangible assets and $7 million in private equity investments.

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NINE MONTHS ENDED SEPTEMBER 30, 2023

We posted sales of $32.3 billion for the nine months ended September 30, 2023, an increase of 14% over the nine months ended September 30, 2022, as global light vehicle production increased 8%.

Adjusted EBIT increased to $1.7 billion for the nine months ended September 30, 2023 compared to $1.3 billion for the nine months ended September 30, 2022, primarily due to earnings on higher sales, higher customer recoveries net of production input costs, productivity and efficiency improvements, including lower costs at previously underperforming facilities and higher equity income, partially offset by acquisitions, net of divestitures, the net unfavourable impact of commerical items and higher launch, engineering, and other costs associated with the launch of new assembly business.

During the nine months ended September 30, 2023, income from operations before income taxes was $1.3 billion, net income attributable to Magna International Inc. was $942 million and diluted earnings per share was $3.29, increases of $564 million, $445 million, and $1.59, respectively, each compared to the first nine months of 2022.

During the nine months ended September 30, 2023, Adjusted diluted earnings per share increased 26% to $4.15, compared to the first nine months of 2022.

During the nine months ended September 30, 2023, we generated cash from operations before changes in operating assets and liabilities of $2.27 billion and invested $697 million in operating assets and liabilities. Investment activities for the first nine months of 2023 included $1.48 billion to purchase Veoneer Active Safety, $1.56 billion in fixed asset additions, a $373 million increase in investments, other assets and intangible assets and $10 million in public and private equity investments.

RETURN OF CAPITAL

During the three months ended September 30, 2023, we paid $128 million in dividends.

Our Board of Directors declared a third quarter dividend of $0.46 per Common Share, payable on December 1, 2023 to shareholders of record as of the close of business on November 17, 2023.

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SEGMENT SUMMARY

	For the three months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2023	2022	Change	2023	2022	Change
Body Exteriors & Structures	$4,354	$3,976	$378	$358	$227	$131
Power & Vision	3,745	2,911	834	221	124	97
Seating Systems	1,529	1,295	234	70	37	33
Complete Vehicles	1,185	1,213	(28)	(5)	65	(70)
Corporate and Other	(125)	(127)	2	(29)	(1)	(28)
Total Reportable Segments	$10,688	$9,268	$1,420	$615	$452	$163

	For the three months ended September 30,
	Adjusted EBIT as a percentage of sales
	2023	2022	Change
Body Exteriors & Structures	8.2%	5.7%	2.5%
Power & Vision	5.9%	4.3%	1.6%
Seating Systems	4.6%	2.9%	1.7%
Complete Vehicles	(0.4)%	5.4%	(5.8)%
Consolidated Average	5.8%	4.9%	0.9%

	For the nine months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2023	2022	Change	2023	2022	Change
Body Exteriors & Structures	$13,333	$12,000	$1,333	$1,024	$652	$372
Power & Vision	10,530	8,845	1,685	437	386	51
Seating Systems	4,618	3,924	694	174	90	84
Complete Vehicles	4,337	3,891	446	81	178	(97)
Corporate and Other	(475)	(388)	(87)	(36)	35	(71)
Total Reportable Segments	$32,343	$28,272	$4,071	$1,680	$1,341	$339

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2023	2022	Change
Body Exteriors & Structures	7.7%	5.4%	2.3%
Power & Vision	4.2%	4.4%	(0.2)%
Seating Systems	3.8%	2.3%	1.5%
Complete Vehicles	1.9%	4.6%	(2.7)%
Consolidated Average	5.2%	4.7%	0.5%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2023 OUTLOOK

We first disclose a full-year Outlook annually in February, with quarterly updates. The following Outlook is an update to our previous Outlook in August 2023.

Updated 2023 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	15.2	15.2
Europe	17.6	17.0
China	27.1	26.2

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.743	U.S. $0.746
1 euro equals	U.S. $1.075	U.S. $1.096

Updated 2023 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$17.2 - $17.6 billion	$17.3 - $17.9 billion
Power & Vision	$14.1 - $14.4 billion	$14.0 - $14.4 billion
Seating Systems	$5.9 - $6.1 billion	$5.8 - $6.1 billion
Complete Vehicles	$5.4 - $5.6 billion	$5.4 - $5.7 billion
Total Sales	$42.1 - $43.1 billion	$41.9 - $43.5 billion

Adjusted EBIT Margin(2)	5.1% - 5.4%	4.9% - 5.3%(3)

Equity Income (included in EBIT)	$125 - $150 million	$110 - $140 million

Interest Expense, net	Approximately $150 million	Approximately $150 million

Income Tax Rate(4)	Approximately 21%	Approximately 21%

Adjusted Net Income attributable to Magna(5)	$1.55 - $1.65 billion	$1.4 - $1.6 billion

Capital Spending	Approximately $2.5 billion	Approximately $2.5 billion

Notes:

(2) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information.

(3) The Adjusted EBIT Margin of 4.9% - 5.3% presented as the Previous Outlook above excludes the amortization of all acquired intangible assets. This has been revised from the Current Outlook of 4.8% - 5.2% disclosed in the Updated 2023 Outlook issued on August 4, 2023, which only excluded the amortization of intangible assets related to the acquisition of the Veoneer Active Safety business.

(4) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(5) Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and amortization of acquired intangible assets, net of tax

Our Outlook above reflects the impact of the UAW labour strike at certain customers.

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2023 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration in consumer confidence.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

Effective July 1, 2023, we revised our calculation of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. Revenue generated from acquired intangible assets is included within revenue in determining net income attributable to Magna. We believe that excluding the amortization of acquired intangible assets from these Non-GAAP measures helps management and investors in understanding our underlying performance and improves comparability between our segmented results of operations and our peers.

The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations.

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2023	2022	2023	2022
Net Income	$417	$296	$988	$530
Add:
Amortization of acquired intangible assets	32	11	57	35
Interest expense, net	49	18	103	64
Other (income) expense, net	(4)	23	224	510
Income taxes	121	104	308	202
Adjusted EBIT	$615	$452	$1,680	$1,341

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

Sales	$10,688	$9,268	$32,343	$28,272
Adjusted EBIT	$615	$452	$1,680	$1,341
Adjusted EBIT as a percentage of sales	5.8%	4.9%	5.2%	4.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

Net income attributable to Magna International Inc.	$394	$289	$942	$497
Add (deduct):
Amortization of acquired intangible assets	32	11	57	35
Other (income) expense, net	(4)	23	224	510
Tax effect on Amortization of acquired intangible assets and Other (income) expense, net	(3)	(6)	(34)	(50)
Adjustments to Deferred Tax Valuation Allowances	—	—	—	(29)
Adjusted net income attributable to Magna International Inc.	$419	$317	$1,189	$963
Diluted weighted average number of Common Shares outstanding during the period (millions):	286.8	288.5	286.6	292.8
Adjusted diluted earnings per shares	$1.46	$1.10	$4.15	$3.29

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Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2023 results on Friday, November 3, 2023 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-908-9207. International callers should use 1-416-620-9188. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, raised outlook, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 181,000(7) employees across 344 manufacturing operations and 104 product development, engineering and sales centres spanning 29 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(6) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(7) Number of employees includes over 168,000 employees at our wholly owned or controlled entities and over 13,000 employees at certain operations accounted for under the equity method.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	•	Light vehicle sales levels
	•	Production disruptions, including as a result of labour strikes
	•	Supply disruptions
	•	Production allocation decisions by OEMs
Total Sales	•	Same risks as for Light Vehicle Production above
Segment Sales	•	The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production
	•	The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production
	•	Concentration of sales with six customers
	•	Shifts in market shares among vehicles or vehicle segments
	•	Shifts in consumer “take rates” for products we sell
	•	Relative foreign exchange rates
Adjusted EBIT Margin	•	Same risks as for Total Sales and Segment Sales above
Net Income Attributable to Magna	•	Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV
	•	Operational underperformance
	•	Product warranty/recall risks
	•	Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs
	•	Higher costs incurred to mitigate the risk of supply disruptions
	•	Inflationary pressures
	•	Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs
	•	Price concessions
	•	Commodity cost volatility
	•	Scrap steel price volatility
	•	Higher labour costs
	•	Tax risks
Equity Income	•	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna
	•	Risks related to conducting business through joint ventures

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Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•	inflationary pressures;
•	interest rate levels;

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines;
•	intense competition;
•	deteriorating vehicle affordability;
•	potential consumer hesitancy with respect to Electric Vehicles (“EVs”);

Strategic Risks

•	alignment of our product mix with the “Car of the Future”;
•	our ability to consistently develop and commercialize innovative products or processes;
•	our investments in mobility and technology companies;
•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
•	strategic and other risks related to the transition to electromobility;
•	inability to achieve future investment returns that equal or exceed past returns;

Customer-Related Risks

•	the impact of OEM production-related disruptions, including as a result of labour strikes;
•	concentration of sales with six customers;
•	inability to significantly grow our business with Asian customers;
•	emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;
•	OEM consolidation and cooperation;
•	Evolving counterparty risk profile;
•	shifts in market shares among vehicles or vehicle segments;
•	shifts in consumer "take rates" for products we sell;
•	dependence on outsourcing;
•	quarterly sales fluctuations;
•	potential loss of any material purchase orders;

Supply Chain Risks

•	a deterioration of the financial condition of our supply base;
•	supply disruptions and applicable costs related to supply disruption mitigation initiatives, including with respect to semiconductor chips;
•	regional energy shortages/disruptions and pricing;

IT Security/Cybersecurity Risk

•	IT/Cybersecurity breach;
•	product Cybersecurity breach;

Pricing Risks

•	pricing risks between time of quote and start of production;
•	price concessions;
•	commodity price volatility;
•	declines in scrap steel/aluminum prices;

Warranty/Recall Risks

•	costs related to repair or replacement of defective products, including due to a recall;
•	warranty or recall costs that exceed warranty provision or insurance coverage limits;
•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;
•	inherent merger and acquisition risks;
•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;
•	transition and physical risks related to climate change;
•	intellectual property risks;
•	risks of conducting business in foreign markets;
•	fluctuations in relative currency values;
•	tax risks;
•	reduced financial flexibility as a result of an economic shock;
•	changes in credit ratings assigned to us;
•	the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•	antitrust risk;
•	legal claims and/or regulatory actions against us;
•	changes in laws and regulations, including those related to vehicle emissions, taxation, or supply chain due diligence;
•	potential restrictions on free trade; and
•	trade disputes/tariffs.

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Manufacturing/Operational Risks

•	product and new facility launch risks;
•	operational underperformance;
•	restructuring costs;
•	impairment charges;
•	labour disruptions;
•	skilled labour attraction/retention;
•	risks related to COVID-19
•	leadership expertise and succession;

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F / 40-F/A filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com.

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